Exhibit 99.1

MingZhu Logistics Announces Change in Auditor

SHENZHEN, May 17, 2021 – MingZhu Logistics Holdings Limited ("MingZhu" or the "Company") (NASDAQ: YGMZ), an elite provider of logistics and transportation services to businesses, today announced its Audit Committee has dismissed Friedman LLP (“Friedman”) as the Company’s independent auditor and engaged Singapore-based Audit Alliance LLP, as its new independent auditor, effective today.

The Company's Audit Committee reached its decision to engage Audit Alliance LLP as the new independent registered public accounting firm of the Company after thorough evaluation and with the concurrence of the Board of Directors. There have been no disagreements between Friedman and the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that would have caused Friedman to make reference to the subject matter of the disagreement in connection with its report on the Company's consolidated financial statements. In addition, the previous auditor’s reports of Friedman on the Company’s consolidated financial statements did not contain any adverse opinion or a disclaimer of opinion, and none of those reports was qualified or modified as to uncertainty, audit scope, or accounting principles.

In light of the change in its auditor, the Company will not be filing its Form 20-F by its require filing date of May 17, 2021. The Company expects to complete preparation of its financial statements and review them with the new auditors shortly and will complete its Form 20-F filing as soon as is practical.

About MingZhu Logistics Holdings Limited (NASDAQ: YGMZ)

Founded in 2002, NASDAQ listed, Shenzhen, China based, MingZhu is 4A-grade trucking services provider, offering both network density and broad geographic coverage to meet customers' diverse transportation needs. The Company operates two regional terminals in Guangdong Province and Xinjiang Autonomous Region, respectively, with both self-own fleets of tractors and trailers and subcontractors' fleets. More information about MingZhu can be found at: www.szygmz.com/en/

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the trucking services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company: Mr. Jingwei Zhang Email: company@szygmz.com Phone: (+86) 186-5937-1270	Investor Relations: David Pasquale Global IR Partners New York Office Phone: +1-914-337-8801 YGMZ@globalirpartners.com